UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2017

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number: 1-10431

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number: 33-0379007

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION

1 AVX Boulevard

Fountain Inn, SC 29644

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

AVX Nonqualified Supplemental Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2017 and 2016, the related statements of income and changes in plan equity for each of the years in the three year period ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the statements of financial condition of the Plan as of December 31, 2017 and 2016, and the results of its operations and changes in plan equity for each of the years in the three year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule, Schedule I – Investments, as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the Plan's auditor since 2012.

Greenville, South Carolina

March 22, 2018

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENTS OF FINANCIAL CONDITION

As of December 31, 2017 and 2016

	2017	2016
Assets:
Investments at fair value:
Mutual funds	$5,480,638	$4,120,303
Guaranteed Interest Account, at contract value	1,186,208	1,263,305
Money Market Fund	14,232	9,099
AVX Corporation Common Stock	322,299	285,326
Kyocera Corporation American Depository Shares	25,680	16,029
Total investments	7,029,057	5,694,062

Receivables:
Employer contribution	173,207	191,525
Employee contribution	-	7,559
Total contribution receivable	173,207	199,084

Plan equity	$7,202,264	$5,893,146

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

For the years ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Net investment income (loss):
Dividends	$107,808	$79,848	$85,902
Interest	24,601	28,895	66,852
Realized gain on investments	199,220	114,366	466,710
Unrealized gain (loss) on investments	355,337	166,632	(671,469)
Total investment income (loss)	$686,966	$389,741	$(52,005)

Contributions:
Employer	289,524	312,491	315,129
Participant	331,719	211,245	338,390
Other	7,100	-	-
Total contributions	628,343	523,736	653,519

Total additions	1,315,309	913,477	601,514

Deductions:
Benefit payments	(1,350)	(275,686)	(3,950,670)
Administrative expenses	(4,841)	(2,936)	(4,474)
Total deductions	(6,191)	(278,622)	(3,955,144)

Net increase (decrease)	1,309,118	634,855	(3,353,630)

Plan equity at beginning of year	5,893,146	5,258,291	8,611,921

Plan equity at end of year	$7,202,264	$5,893,146	$5,258,291

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation (“AVX”) or (the "Company"), with supplemental retirement benefits. Effective January 1, 2005, the AVX Corporation Supplemental Executive Retirement Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan. All balances from the SERP Plan were transferred into the Plan. Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement Plan whose annual compensation is in excess of $270,000 for the plan years 2017, and $265,000 for the plan years 2016 and 2015 (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years, becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. These amendments were effective January 1, 2008. The Company is the Plan’s sponsor and Plan administrator. John Hancock Trust Company LLC (the “Trustee”) is the Plan’s trustee and record keeper.

In 2009, the Plan was amended and restated effective January 1, 2010. Among other changes to the Plan, the amendment eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria. In addition, the amended Plan provides that all employer contributions will be paid annually, and plan eligibility is based upon the Company’s Board of Directors’ discretion.

Deferred Compensation Contribution

The SERP Plan allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year.

Company Matching Contribution

The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the AVX Corporation Retirement Plan. After the maximum contribution limit has been reached under the AVX Corporation Retirement Plan, the Company will match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $270,000 and $600,000) in the Plan. This match to the Plan shall be invested in the AVX Stock Fund. Upon attaining the age of fifty-five, a participant may elect to change the investment of any matching contributions made on his behalf. Total Company match for any participant in the Plan cannot exceed 3% of eligible compensation for the Plan year.

Non-discretionary Contribution

The Company makes an annual non-discretionary contribution equal to 5% of eligible compensation.

Discretionary Contribution

The Company may make an annual discretionary contribution between 0% - 5% of eligible compensation. The contribution amount is subject to approval by the Company’s Board of Directors. For the plan years ended in 2016 and 2015, the Company’s Board of Directors approved a 5% discretionary match. In late June or early July 2018, the Company’s Board of Directors will determine the discretionary contribution, if any, for the plan year ended December 31, 2017.

Effective January 1, 2015, the Plan was amended to increase the Company's contribution for participants whose ability to receive matching contributions under a related plan is limited because of their compensation.  Also effective January 1, 2015, the Plan was amended to allow participants to direct the Company's matching contributions into investments of his or her choice, instead of into the AVX Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant shall be fully vested and have a non-forfeitable interest in his account including all company contributions.

Payment of Benefits

Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting except for the match paid in June. Investments held by a defined contribution plan are required to be reported at fair value except for fully benefit-responsive investment contracts.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate amount that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Corporation Retirement Plan. The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid. Contributions from employees are recorded in the period withheld.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions and Investment Income

For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets. Net appreciation [depreciation] includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales are recorded on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company or from plan assets. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund. These stock administration fees are based on the market value of these funds.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation

Plan investments are reported at fair value except for the Guaranteed Interest Account, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

New Accounting Standards

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management does not believe the ASU will have a material impact on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Investment Programs

The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:

	2017	2016	2015
Realized gains
Common stock	$2,636	$2,754	$39,739
Mutual funds	196,584	111,612	426,971
	199,220	114,366	466,710
Unrealized gains (losses)
Common stock	33,919	66,785	(135,898)
Mutual funds	321,418	99,847	(535,571)
	355,337	166,632	(671,469)
Realized and unrealized gains (losses)	$554,557	$280,998	$(204,759)

4.	Fair Value

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

■	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

■

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

■	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2017 and 2016:

	Fair Value at December 31, 2017	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds	$5,480,638	$5,480,638	$-	$-
Money Market Fund	14,232	14,232	-	-
Common Stock:
AVX Corporation Common Stock	322,299	322,299	-	-
Kyocera Corporation ADS	25,680	25,680	-	-
Total	$5,842,849	$5,842,849	$-	$-

	Fair Value at December 31, 2016	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds	$4,120,303	$4,120,303	$-	$-
Money Market Fund	9,099	9,099	-	-
Common Stock:
AVX Corporation Common Stock	285,326	285,326	-	-
Kyocera Corporation ADS	16,029	16,029	-	-
Total	$4,430,757	$4,430,757	$-	$-

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

American Depository Shares (“ADS”) and Common Stock

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.

Money Market Fund

The money market fund investment option is the PIMCO Money Market Admin Fund. The Plan invests in the money market fund to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

5.	Guaranteed Interest Account Annuity Contract

The Plan holds a traditional annuity contract. This contract meets the fully benefit-responsive annuity contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive annuity contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the traditional annuity contract held by the Plan was $1,186,208 and $1,263,305 at December 31, 2017 and 2016, respectively.

The traditional annuity contract held by the Plan is a guaranteed interest contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1 percent. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive annuity contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Such events include the following: (a) premature termination of the contracts, (b) Plan termination or merger, (c) changes to the Plan’s prohibition on competing investment options, or (d) bankruptcy of the Company or other Company events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events include the following: (a) an uncured violation of the Plan’s investment guidelines, (b) a breach of material obligation under the contract, (c) a material misrepresentation, or (d) a material amendment to the agreements without the consent of the issuer.

6.	Non participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2017	2016
Net Assets
PIMCO Money Market Fund	$7,728	$5,035
AVX Corporation Common Stock	187,536	167,404
Total	$195,264	$172,439

	December 31,
	2017	2016	2015
Changes in Net Assets
Contributions	$-	$-	$-
Dividends	4,789	4,980	11,792
Transfers	-	(24,000)	(115,880)
Net appreciation (depreciation)	18,037	39,459	(37,993)
Benefits paid to participants	-	-	-
Total	$22,826	$20,439	$(142,081)

7.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

8.	Federal Income Taxes

The Plan’s grantor trust is not qualified under Section 401 of the Internal Revenue Code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.

9.	Transactions with Related Parties

All transactions in the funds that include AVX common stock and Kyocera ADS are related-party transactions.

Amounts of ADS of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

Kyocera	2017	2016
Shares	392	322
Market Value per Share	$65.51	$49.78
Market Value	25,680	16,029

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

AVX	2017	2016
Shares	18,630	18,255
Market Value per Share	$17.30	$15.63
Market Value	322,299	285,326

10.	Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, a guaranteed interest account, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information. The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
(Name of Plan)

BY:	/s/ Michael E. Hufnagel
Michael E. Hufnagel Vice President of Corporate Finance

Date: March 22, 2018

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

SCHEDULE I - INVESTMENTS

As of December 31, 2017

	Description	Number of shares/units	Market Value

*	New York Life Guaranteed Interest Account, at contract value	$1,186,208	$1,186,208
*	AVX Corporation Common Stock	18,630	322,299
*	Kyocera Corporation ADS	392	25,680
	BlackRock Inflation Protected Bond	17,220	184,429
	BlackRock Total Return Institutional Fund	193,810	2,267,583
*	MainStay S&P 500 Index Fund	2,908	141,364
	American EuroPacific Growth Fund	5,401	297,540
	Janus Balanced Fund	23,266	765,215
	Wells Fargo Special Mid Cap Value Fund	10,459	397,642
*	MainStay Large Cap Growth Fund	44,809	435,097
	Mass Mutual Premier Small Cap Opportunities Fund	781	11,511
	Oppenheimer Developing Markets Fund	2,188	93,936
	Columbia Select Large Cap Value Fund	32,171	886,321
	PIMCO Money Market Fund	14,232	14,232
	Total Investments		$7,029,057

* Denotes a party-in-interest